

SEC  ISSION

06050078

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2005___ AND ENDING ___DECEMBER 31, 2005___

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
NEWPORT SECURITIES CORPORATION

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___40853 BUCHAREST LANE___

                                            (No. and Street)

___TEMECULA___   ___CA___   ___92591___

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___JEFFREY KILPATRICK___   ___(951) 587-6910___

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___GREGORY B. SHELTON, CPA___

                  (Name – if individual, state last, first, middle name)

___118 CACHANILLA COURT___   ___PALM DESERT___   ___CA___   ___92260___

    (Address)   (City)   (State)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _JEFFREY KILPATRICK_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _NEWPORT SECURITIES CORPORATION_ , as of _DECEMBER 31_ , 20_05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ACKNOWLEDGMENT

State of **California**

County of **Riverside**

On _Feb 27_, 2006, before me, _Rochel F. Amog Notary Public_
(Date)   (Name and Title of Notary Officer)

personally appeared _Jeffrey Kilpatrick_
Name(s) of Signer(s)

❑   personally known to me

☑   proved to me on the basis of satisfactory evidence
to be the person(s) whose name(s) is/are
subscribed to the within instrument and
acknowledged to me that he/she/they executed the
same in his/her/their authorized capacity(ies), and
that by his/her/their signature(s) on the instrument
the person(s), or the entity upon behalf of which
the person(s) acted, executed the instrument.

> ROCHEL F. AMOG
> Commission # 1550514
> Notary Public - California
> Riverside County
> My Comm. Expires Feb 6, 2009

WITNESS my hand and official seal.

(Place Notary above)

_____
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document
and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document
Title or type of document: _____

Document date: _____ Number of pages: _____

Signer(s) Other than Named Above: _____



NEWPORT SECURITIES CORPORATION

FINANCIAL STATEMENTS

with

Report of Independent Public Accountant

DECEMBER 31, 2005

GREGORY B. SHELTON
CERTIFIED PUBLIC ACCOUNTANT
118 CACHANILLA COURT
PALM DESERT, CA 92260
Telephone (760) 779-9494
Fax (760) 779-9404

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Newport Securities Corporation
40853 Bucharest Lane
Temecula, Ca 92591

I have audited the accompanying balance sheets of Newport Securities Corporation for the years ended December 31, 2004 and 2005 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Securities Corporation as of December 31, 2004 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Gregory B. Shelton
Certified Public Accountant

February 23, 2006

NEWPORT SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2004 & 2005

ASSETS

	12/31/04	12/31/05
Current Assets		
Cash in bank and trading accounts	$ 42,243	$ 43,042
Cash - deposit account	51,181	51,435
Employee advances	10,567	0
Receivables from brokers & dealers	54,695	49,946
Prepaid insurance	138	270
Total Current Assets	158,824	144,693
Fixed Assets (Note 1)		
Transportation equipment	6,179	22,638
Office equipment	157,508	162,524
Office furniture	39,745	39,745
Subtotal	203,432	224,907
Accumulated depreciation	(164,843)	(166,227)
Total Net Fixed Assets	38,589	58,680
Other Assets		
Security deposits	686	686
Investment in warrants (Note 11)	3,300	7,800
Total Other Assets	3,986	8,486
TOTAL ASSETS	$ 201,399	$ 211,859

See accompanying notes

2

NEWPORT SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2004 & 2005

LIABILITIES & STOCKHOLDER'S EQUITY

	12/31/04	12/31/05
Current Liabilities		
Credit card payable	$ 5,143	$ 0
Accrued payroll fees	0	64
Income taxes payable	800	800
Accrued payroll taxes	2,105	1,994
Accrued salaries	25,000	20,620
Broker's commission payable	1,227	0
Notes payable - current portion	715	3,275
Total Current Liabilities	34,990	26,753
Non-current Liabilities		
Notes payable (Note 4)	715	7,633
Stockholder loan (Note 3)	112,500	112,500
Less: Current portion	(715)	(3,275)
Total Non-current Liabilities	112,500	116,858
Total Liabilities	147,490	143,611

STOCKHOLDER'S EQUITY

	12/31/04	12/31/05
Common stock - stated value $ .13 1/3 per share, authorized 75,000,000 shares, issued and outstanding 1,290,294 shares (Note 5)	155,098	155,098
Retained earnings	(98,689)	(84,350)
Less: Treasury stock	(2,500)	(2,500)
Total Stockholder's Equity	53,909	68,248
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 201,399	$ 211,859

See accompanying notes

3

NEWPORT SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2004 & 2005

Revenues	12/31/04	12/31/05
Commissions	$ 471,501	$ 540,891
Interest	26,705	41,669
Total Revenues	498,206	582,560
Expenses		
Automotive & truck	$ 29,861	$ 21,529
Bank charges	596	672
Business promotion	1,267	650
Cleaning	488	536
Commissions	21,540	26,105
Computer expenses	17,282	10,612
Consulting fees	0	30,697
Depreciation	4,954	1,384
Education & training	2,080	2,739
Insurance	12,254	8,756
Interest	4,854	6,982
Legal & accounting	5,189	8,548
Licenses & taxes	1,043	4,356
Meals & entertainment	7,857	7,120
Medical	255	1,861
Memberships, dues & subscriptions	193	860
Miscellaneous	1,269	1,036
Office supplies	6,038	9,102
Payroll taxes	14,761	15,596
Penalties	38	85
Pension contributions	11,000	23,000
Postage & delivery	1,891	1,688
Printing	1,318	53
Quote service & rental	331	539
Regulatory services	4,687	4,525
Rent (Note 6)	19,600	23,200
Repairs & maintenance	4,539	9,022
Salaries & wages - office	54,320	69,263
Salaries - officer	177,000	196,000
Telephone	9,149	10,035
Trading costs	53,635	64,467
Travel	4,611	870
Utilities	6,019	5,989
Total Expenses	479,919	567,877

NEWPORT SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2004 & 2005

	12/31/04	12/31/05
Income (loss) from operations	$ 18,287	$ 14,683
Other Income (Loss)		
Annual client inactive fee	0	456
Sale of asset	0	0
Total Other Income (Loss)	0	456
Income (loss) before provision for income taxes	18,287	15,139
Provision for income taxes	800	800
Net Income (Loss)	17,487	14,339
Retained Earnings (Deficit) - Beginning	(116,176)	(98,689)
Retained Earnings (Deficit) - Ending	$ (98,689)	$ (84,350)

See accompanying notes

5

NEWPORT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Operating Activities

Net Income	$ 14,339

Adjustments to reconcile net income to net cash
provided by operating activities:

Depreciation	1,384
Decrease in receivables from brokers and dealers	4,749
Decrease in accrued salaries	(4,380)
Decrease in commissions payable	(1,227)
Increase in accrued payroll fees	64
Increase in deposits	(254)
Decrease in accrued payroll taxes	(111)
Increase in prepaid insurance	(132)
Decrease in employee advances	10,567
Decrease in credit card payable	(5,143)
Net Cash Provided by Operating Activities	19,856

Investing Activities

Investment in warrants	(4,500)
Purchase of fixed assets	(21,475)
Net Cash Used by Investing Activities	(25,975)

Financing Activities

Obtain loan on purchase of automobile	10,000
Payments on notes payable	(3,082)
Net Cash Provided by Financing Activities	6,918

Increase in Cash and Cash Equivalents	799
Cash and Cash Equivalents at December 31, 2004	42,243
Cash and Cash Equivalents at December 31, 2005	$ 43,042

See accompanying notes

6

NEWPORT SECURITIES CORPORATION
SCHEDULE OF NET CAPITAL COMPUTATION
FOR THE YEARS ENDED DECEMBER 31, 2004 & 2005

	12/31/04	12/31/05
Total Assets	$ 201,399	$ 211,859
Less: Total liabilities exclusion of subordinated debt	(34,990)	(31,111)
Net Worth	166,409	180,748
Less: Fixed, prepaid and long-term assets	(53,280)	(67,436)
Net capital before haircuts on securities	113,129	113,312
Less: Haircuts on money market fund, trading accounts and securities held	0	0
Net Capital	$ 113,129	$ 113,312

See accompanying notes

NEWPORT SECURITIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - Significant Accounting Policies

The Company has adopted the accrual method of determining income for financial statement purposes and the cash method of reporting for tax purposes.

Property, plant & equipment is stated at cost and the related depreciation is provided by use of the straight-line and accelerated methods over their estimated useful lives as follows:

	Useful lives
Automotive equipment	5 years
Office equipment	5 years
Office furniture	5-7 years

Maintenance and repair expenditures are charged as expense to operations. Betterments and renewals are capitalized and depreciated.

Bad debts are recorded by use of the direct write-off method.

The Corporation has elected to file as a regular corporation for federal tax purposes. This means that all profits and losses will no longer be passing through to the corporation stockholders. The Corporation is now liable for federal income tax and California Franchise tax.

NOTE 2 - Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse.

NOTE 3 - Notes payable - shareholder consists of a fully subordinated loan to the Corporation by Ms. Lester Kilpatrick, a stockholder. This loan is repayable on or after October 1, 1990. There has been no change in this loan or its terms during the 2005 year. Interest of $ 5,625 was paid on the loan during the year.

See accountant's audit report

NOTE 4 - Bank loans consist of the following:

5.00 % Note payable with monthly payments of $ 300.	
Principle balance to be paid in full by March, 2008.	$ 7,633
Subtotal	7,633
Less: Current portion	(3,275)
Total Long-term portion	$ 4,358

NOTE 5 - On December 10, 1987, the Board of Directors authorized a 75 for 1 stock split thereby increasing the number of issued and outstanding shares to 1,290,294 and decreasing the stated value of each share to $ .13 1/3. Of the shares issued, 15,000 shares are held as treasury stock.

NOTE 6 - The Company rents its facility from one of its stockholders, at $ 1,600 per month.

NOTE 7 - Reserve, possession or control requirements under SEC Rule 15c3-3 - Newport Securities Corporation does business on a fully disclosed basis through Legg Mason, Inc., and is subject to the reserve, possession or control requirements per SEC Rule 15c3-3. Newport Securities Corporation relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

NOTE 8 - Newport Securities Corporation has only one office, hence, no consolidation. There is no material difference between the audited and unaudited financial statements.

NOTE 9 - As part of the audit of the books, records and internal control on Newport Securities Corporation, I found no material inadequacies as to the Corporation's systems of procedures.

NOTE 10 - I have examined the financial statements of Newport Securities Corporation for the year ended December 31, 2005 and have issued my report thereon dated February 23, 2006. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing procedures for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recording of differences required

NOTE 10 - (Continued) - by Rule 17-a 13 or in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 11 - Investment in private placement of warrants and common stock of NASDAQ which were allocated to the firm as an NASD member. These shares are valued at their original cost.

See accountant's audit report

NEWPORT SECURITIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Newport Securities Corporation taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

See accountant's audit report

11

NEWPORT SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2004 AND 2005

SCHEDULE III

Newport Securities Corporation relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

NEWPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 & 2005

	12/31/04	12/31/05
Common stock - stated value $. 13 1/3 per share, authorized 75,000,000 shares, issued and outstanding 1,290,294 shares	$ 155,098	$ 155,098
Retained earnings - beginning	(116,176)	(98,689)
Net income (Loss)	17,487	14,339
Retained earnings - ending	(98,689)	(84,350)
Less: Treasury stock	(2,500)	(2,500)
Total Shareholder Equity	$ 53,909	$ 68,248

There were no other additions or withdrawls of capital during the year.

NEWPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2005

Liabilities Subordinated to General Creditors - December 31, 2004	$ 112,500
Changes to Loans Subordinated to General Creditors	0
Liabilities Subordinated to General Creditors - December 31, 2005	$ 112,500

The Company paid interest of 5 % on the Subordinated Loan to the Company's majority shareholder during the current year. No changes in Liabilities Subordinated to the Claims of General Creditors were made during the current year.